EXHIBIT 99.1 99.1 Press Release: 2004 Second Quarter Earnings

FOR IMMEDIATE RELEASE

Contact: Mike Ogburn
(502) 636-4415, office
(502) 262-0224, cellular
mogburn@kyderby.com

CHURCHILL DOWNS INCORPORATED REPORTS SECOND QUARTER EARNINGS

LOUISVILLE, Ky. (July 20, 2004) – Churchill Downs Incorporated ("CDI" or the "Company") (Nasdaq: CHDN) today reported results for the second quarter and six months ended June 30, 2004.

Net revenues for the second quarter reached $191.1 million, an increase of 1.1 percent compared with $189.0 million for the same period last year. Net earnings for the quarter were $27.4 million, a 2.1 percent decline from net earnings of $28.0 million for the same period a year ago. Diluted earnings per share totaled $2.04, compared with $2.09 for the second quarter of 2003. Results for the first half of 2004 are outlined in the accompanying tables.

Thomas H. Meeker, CDI's president and chief executive officer, attributed the Company's slight decline in quarterly earnings year-over-year primarily to significant investment in two key long-term growth initiatives – legislative efforts to attain alternative gaming and CDI's Customer Relationship Management ("CRM") program. "Alternative gaming initiatives in California and Florida necessitated, and may continue to require, higher levels of investment," he said. "Our CRM effort also called for additional spending during the quarter. As we mentioned when we announced revised earnings expectations three weeks ago, the costs of these strategic initiatives, so essential to our future growth, could not be offset totally due to business levels at three of our racetracks."

Meeker added, "The uncertain nature of our alternative gaming efforts will continue into the third quarter, with the level of spending contingent upon the prospects of the California and Florida ballot initiatives. Based on the information available to us today, we estimate earnings for the third quarter to be approximately $0.33 to $0.38 per share, with the full-year estimate remaining at approximately $1.44 to $1.53 per share."

A conference call regarding this release is scheduled for Wednesday, July 21, at 9 a.m. (EDT). Investors and other interested parties may listen to the teleconference by accessing the online, real-time webcast and broadcast of the call at www.churchilldownsincorporated.com/investor_relations or www.fulldisclosure.com, or by calling (913) 981-5532 at least 10 minutes before the appointed time. The online replay will be available at approximately noon and continue for two weeks. A six-day telephonic replay will be

Page 1

available two hours after the call ends by dialing (719) 457-0820 and entering 366674 then prompted for the access code. A copy of the Company's news release announcing earnings and relevant financial and statistical information about the period will be accessible at www.churchilldownsincorporated.com/investor_relations.

In addition to the results provided in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"), the

EXHIBIT 99.1 99.1 Press Release: 2004 Second Quarter Earnings

Company has provided a non-GAAP measurement, which presents a financial measure of Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA"). CDI uses EBITDA as a key performance measure of results of operations for purposes of evaluating performance internally. The Company believes the use of this measure enables management and investors to evaluate and compare, from period to period, CDI's operating performance in a meaningful and consistent manner. This non-GAAP measurement is not intended to replace the presentation of CDI's financial results in accordance with GAAP.

Churchill Downs Incorporated, headquartered in Louisville, Ky., owns and operates world-renowned horseracing venues throughout the United States. The Company's racetracks in California, Florida, Illinois, Indiana and Kentucky host 114 graded-stakes events and many of North America's most prestigious races, including the Kentucky Derby and Kentucky Oaks, Hollywood Gold Cup and Arlington Million. CDI racetracks have hosted nine Breeders' Cup World Thoroughbred Championships – more than any other North American racing company. CDI also owns off-track betting facilities and a television production company and has interests in various telecommunications and racing services companies that support CDI's network of simulcasting and racing operations. CDI trades on the Nasdaq National Market under the symbol CHDN and can be found on the Internet at www.churchilldownsincorporated.com.

This news release contains forward-looking statements made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The reader is cautioned that such forward-looking statements are based on information available at the time and/or management's good faith belief with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Forward-looking statements speak only as of the date the statement was made. We assume no obligation to update forward-looking information to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information. Forward-looking statements are typically identified by the use of terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "predict," "project," "should," "will," and similar words, although some forward-looking statements are expressed differently. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Important factors that could cause actual results to differ materially from our expectations include: the effect of global economic conditions; the effect (including possible increases in the cost of doing business) resulting from future war and terrorist activities or political uncertainties; the economic environment; the impact of increasing insurance costs; the impact of interest rate fluctuations; the financial performance of our racing operations; the impact of gaming competition (including lotteries and riverboat, cruise ship and land-based casinos) and other sports and entertainment options in those markets in which we operate; costs associated with our efforts in support of alternative gaming initiatives; costs associated with our Customer Relationship Management initiative; a substantial change in law or regulations affecting our pari-mutuel activities; a substantial change in allocation of live racing days; litigation surrounding the Rosemont, Illinois, riverboat casino; changes in Illinois law that impact revenues of racing operations in Illinois; a decrease in riverboat admissions subsidy revenue from our Indiana operations; the impact of an additional Indiana racetrack and its wagering facilities near our operations; our continued ability to effectively compete for the country's top horses and trainers necessary to field high-quality horse racing; our continued ability to grow our share of the interstate simulcast market; our ability to execute our acquisition strategy and to complete or successfully operate planned expansion projects; our ability to adequately integrate acquired businesses; market reaction to our expansion projects; any business disruption associated with our facility renovations; the loss of our totalisator companies or their inability to keep their technology current; our accountability for environmental contamination; the loss of key personnel and the volatility of our stock price.

Page 2

EXHIBIT 99.1 99.1 Press Release: 2004 Second Quarter Earnings

CHURCHILL DOWNS INCORPORATED
CONDENSED CONSOLIDATED STATEMENTS OF NET EARNINGS
for the six and three months ended June 30, 2004 and 2003
(Unaudited)
(In thousands, except per share data)

	Six Months Ended June 30,		Three Months Ended June 30,	
	2004	**2003**	**2004**	**2003**
Net revenues	$ 228,797	$ 224,718	$ 191,068	$ 188,999
Operating expenses	181,079	177,524	133,586	131,984
Gross profit	47,718	47,194	57,482	57,015
Selling, general and administrative expenses	19,163	16,839	10,085	8,731
Operating income	28,555	30,355	47,397	48,284
Other income (expense):				
Interest income	201	135	85	73
Interest expense	(2,558)	(3,306)	(1,174)	(1,479)
Miscellaneous, net	840	643	504	173
	(1,517)	(2,528)	(585)	(1,233)
Earnings before provision for income taxes	27,038	27,827	46,812	47,051
Provision for income taxes	(11,356)	(11,298)	(19,384)	(19,026)
Net earnings	$ 15,682	$ 16,529	$ 27,428	$ 28,025
Net earnings per common share data:				
Basic	$1.18	$1.26	$2.06	$2.13
Diluted	$1.17	$1.24	$2.04	$2.09
Weighted average shares outstanding:				
Basic	13,272	13,167	13,287	13,174

EXHIBIT 99.1 99.1 Press Release: 2004 Second Quarter Earnings

Diluted	13,460	13,367	13,473	13,380

Certain financial statement amounts have been reclassified in the prior periods to conform to current period presentation.

Page 3

CHURCHILL DOWNS INCORPORATED
SUPPLEMENTAL INFORMATION BY OPERATING UNIT
for the six and three months ended June 30, 2004 and 2003
(Unaudited)
(In thousands)

	Six Months Ended June 30,		Three Months Ended June 30,	
	2004	2003	2004	2003
Net revenues from external customers:				
Kentucky Operations	$ 61,625	$ 57,852	$ 56,892	$ 52,954
Hollywood Park	45,527	44,234	40,428	39,265
Arlington Park	40,062	37,996	24,007	24,072
Calder Race Course	23,675	24,003	22,160	22,876
Hoosier Park	20,603	20,451	11,193	11,021
CDSN	36,043	37,988	35,164	37,145
Total racing operations	227,535	222,524	189,844	187,333
Other investments	238	1,253	200	725
Corporate revenues	1,024	941	1,024	941
	$ 228,797	$ 224,718	$ 191,068	$ 188,999
Intercompany net revenues:				
Kentucky Operations	$ 15,559	$ 16,229	$ 15,559	$ 16,229
Hollywood Park	6,918	6,906	6,914	6,902
Arlington Park	2,200	2,732	2,200	2,732
Calder Race Course	3,276	3,585	2,992	3,337
Hoosier Park	50	37	43	33
Total racing operations	28,003	29,489	27,708	29,233
Other investments	845	899	700	755
Corporate expenses	544	552	266	269
Eliminations	(29,392)	(30,940)	(28,674)	(30,257)
	$ -	$ -	$ -	$ -

EXHIBIT 99.1 99.1 Press Release: 2004 Second Quarter Earnings

EBITDA:

Kentucky Operations	$	23,927	$	23,270	$	30,103	$	28,417
Hollywood Park		5,447		7,339		8,636		9,554
Arlington Park		3,344		958		2,940		2,427
Calder Race Course		808		1,462		3,460		4,129
Hoosier Park		1,228		1,219		554		545
CDSN		8,613		9,363		8,746		9,144
Total racing operations		43,367		43,611		54,439		54,216
Other investments		647		466		632		431
Corporate expenses		(3,794)		(2,908)		(1,707)		(1,081)
Eliminations		(6)		-		(6)		-
	$	40,214	$	41,169	$	53,358	$	53,566

Certain financial statement amounts have been reclassified in the prior periods to conform to current period presentation.

Page 4

CHURCHILL DOWNS INCORPORATED
SUPPLEMENTAL INFORMATION
for the six and three months ended June 30, 2004 and 2003
(Unaudited)
(In thousands)

The following table is a reconciliation of our non-GAAP financial measure of EBITDA to the accompanying financial statements:

	Six Months Ended June 30,		Three Months Ended June 30,	
	2004	**2003**	**2004**	**2003**
Total EBITDA	$ 40,214	$ 41,169	$ 53,358	$ 53,566
Depreciation and amortization	(10,819)	(10,171)	(5,457)	(5,109)
Interest income (expense), net	(2,357)	(3,171)	(1,089)	(1,406)
Provision for income taxes	(11,356)	(11,298)	(19,384)	(19,026)
Net earnings	$ 15,682	$ 16,529	$ 27,428	$ 28,025

EXHIBIT 99.1 99.1 Press Release: 2004 Second Quarter Earnings

Page 5

CHURCHILL DOWNS INCORPORATED
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

ASSETS	**June 30, 2004 (unaudited)**	**December 31, 2003**	**June 30, 2004(unaudited)**
Current assets:			
Cash and cash equivalents	$ 40,460	$ 18,053	$ 41,353
Accounts receivable, net	49,717	36,693	45,695
Deferred income taxes	3,349	3,767	3,043
Other current assets	6,261	4,120	5,564
Total current assets	99,787	62,633	95,655
Other assets	15,474	15,941	11,962
Plant and equipment, net	403,191	367,229	347,699
Goodwill, net	52,239	52,239	52,239
Other intangible assets, net	7,178	7,464	7,313
	$ 577,869	$ 505,506	$ 514,868
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 76,913	$ 34,466	$ 64,435
Accrued expenses	43,918	38,491	35,853
Dividends payable	-	6,625	-
Income taxes payable	7,062	1,016	8,510
Deferred revenue	4,478	18,050	7,653
Long-term debt, current portion	-	5,740	472
Total current liabilities	132,371	104,388	116,923
Long-term debt, due after one year	146,079	121,096	119,811
Other liabilities	13,627	11,719	14,053
Deferred income taxes	13,318	13,327	13,103
Total liabilities	305,395	250,530	263,890
Commitments and contingencies	-	-	-
Shareholders' equity:			
Preferred stock, no par value;			

EXHIBIT 99.1 99.1 Press Release: 2004 Second Quarter Earnings

250 shares authorized; no shares issued	-	-	-
Common stock, no par value; 50,000 shares authorized; issued: 13,295 shares June 30 2004, 13,250 shares December 31, 2003, and 13,183 shares June 30, 2003	129,789	128,583	126,725
Retained earnings	142,436	126,754	125,770
Accumulated other comprehensive gain (loss)	249	(361)	(1,517)
	272,474	254,976	250,978
	$ 577,869	$ 505,506	$ 514,868

Certain financial statement amounts have been reclassified in the prior periods to conform to current period presentation.

Page 6